April 26, 2012

VIA EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Aerosonic Corporation
Form 10-K for the fiscal year ended January 31, 2011
Filed May 2, 2011
File No. 001-11750

Dear Mr. Humphrey:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), received by letter dated March 30, 2012 related to the filing of Aerosonic Corporation (the “Company”) noted above. For the Staff's convenience, we have repeated below in italics each of the Staff’s comments and have set forth our response immediately below the applicable comment.

Form 10-K for the fiscal year ended January 31, 2011

Note 3. Consolidation Plan and Restructuring Costs, Page F-15

1.	We have reviewed your responses to our prior comments 5, 6 and 7. To facilitate our evaluation of your response, please provide us with additional information regarding the marketing of Earlysville, Virginia facility between the third quarter of fiscal 2008, when it was initially classified as held for sale, and the most recent practicable date. Specifically, your Form 10-Q for the quarter ended October 26, 2007 states that you entered into an agreement to sell the Earlysville facility for $3 million on October 10, 2007. Please describe the significant contractual terms of that contract. You also disclose the fact that the environmental consulting firm you hired to survey the property in preparation for the sale detected contamination, and that remediation costs cannot be estimated pending further assessment. Please indicate the date upon which that sales agreement was extended and/or terminated and explain the reasons for this event. Address whether and how your circumstances are consistent with Example 10 of ASC 360-10-55-46 and describe any differences. Please also describe your active plan to locate a buyer between the date the initial sales agreement was extended or terminated and December 31, 2010. We may have further comments upon review of your response.

April 26, 2012 Page 2

Response: During fiscal 2008, the Company’s board of directors approved a plan to sell its Earlysville, Virginia facility (the “Property”) and completed an environmental inspection of the Property in preparation for its sale. This inspection identified environmental contamination not previously known to exist. The Company promptly initiated actions to determine the scope of and remediate the contamination and the Company believed that satisfactory remediation was probable.

On October 10, 2007, the Company’s subsidiary, Avionics Specialties, Inc. (collectively with Aerosonic Corporation referred to hereinafter as the “Company”), entered into a real estate purchase agreement (the “Purchase Agreement”) containing the following material terms:

•	Purchase price: $3 million
•	Deposit: $25,000 (refundable during 30-day inspection period or upon the Company’s default)
•	Closing date: on or before the later of (i) December 9, 2007 or (ii) 14 days after the Company vacated the Property (but in no event later than January 31, 2008) (the “Outside Date”)
•	Environmental remediation: the Company was responsible for environmental remediation under the Virginia Department of Environmental Quality (“DEQ”) Voluntary Remediation Program (“VRP”) before January 15, 2008 (the “Remediation Date”)
•	Physical condition of property: as-is, subject to the Company’s obligation to deliver to the purchaser a certificate from DEQ of satisfactory completion of environmental remediation

As contemplated by the Purchase Agreement, the Company filed an application in September 2007 to qualify the Property for participation in the VRP. Eligibility is not available for properties that are subject to remediation under specific agency regulatory programs, e.g., Corrective Action under federal and Virginia hazardous waste (“RCRA”) programs. Despite the Company’s diligent efforts, the DEQ was not able to qualify the Property to participate in the VRP until November 3, 2008.

On January 24, 2008, while these qualification efforts were underway, the parties amended the Purchase Agreement to extend the Outside Date and Remediation Date until March 31, 2008, to allow the Company more time to get DEQ’s approval. However, because the DEQ did not qualify the Property to participate in the VRP until November 3, 2008, and despite the Company’s diligent efforts to find alternative ways to satisfy the purchaser’s concerns about the contamination, the purchaser terminated the Purchase Agreement on April 9, 2008.

Also in January 2008, the Company began negotiations with the Property’s former owner regarding the former owner’s responsibility for the contamination and remediation. The Company believes that the former owner is responsible for investigating and remediating the contamination, but these negotiations continued for almost three years. While these negotiations were proceeding, the Company conducted investigations designed to define the scope and extent of the contamination and to develop conceptual remedial plans. When, in late 2010, it became clear that the former owner would not participate in a joint cleanup program, the Company initiated actions to unilaterally complete the remediation under the VRP at the Company’s expense and without immediate financial help from the former owner. The Company is advised that it may be able to obtain reimbursement of all these costs in a contribution action in federal court.

April 26, 2012 Page 3

However, before the Company could complete the remediation, the U.S. Environmental Protection Agency (the “EPA”) gave notice in February 2011 that it would take jurisdiction over the matter. The EPA’s involvement led to the DEQ’s decision to terminate the Property’s eligibility to participate in the VRP. From February 2011 until March 2012, the Company and the former owner were engaged in negotiations with EPA over the terms of Administrative Consent Orders (“ACO”) to guide further investigations of the contamination. These orders became effective on March 26, 2012.

The former owner consented to finance, perform and submit for EPA approval a RCRA Facility Investigation and a Corrective Measures Study (the “Study”) to address the contamination. This order has strict deadlines and stipulated penalties for failure to perform the ACO’s requirements. Upon approval of the Study, it is contemplated that the EPA and the former owner will enter into a second ACO requiring the former owner to implement the remedial work required by the Study. The Company expects that the former owner will complete the remediation because it believes the former owner is financially capable and because of the EPA’s ability to take unilateral administrative and/or judicial action to require that the remediation be undertaken by one or more of the former or current owners of the Property.

Under its ACO, the Company consented to cooperate with and provide the former owner, EPA and other agency regulators copies of reports of its investigative studies and access to the Property so the former owner can conduct its Facility Investigation and Study.

In summary, the Company has remained committed to its plan to sell the Property at all times since the Company’s board of directors approved the plan in calendar 2007 (the “Sales Period”). In 2007, the Company began transferring its operations from the Property to other locations. The Company substantially completed this transfer in January 2010. The Company has no intention of ever resuming operations on the Property and therefore has no incentive to list the Property at a price that exceeds its fair value. Throughout the Sales Period, the Company has actively (i) searched for a buyer by engaging a commercial broker to assist it with the sales process, (ii) advertised the Property as being held for sale in its then current condition at a price that the Company believed was reasonable, (iii) attempted to remediate the Property with the approval and/or cooperation of regulators and the former owner of the Property and (iv) engaged in extensive purchase negotiations with an adjacent landowner. To anticipate potential buyer concerns regarding the environmental contamination on the Property, the Company consistently has emphasized to potential buyers that terms of sale are negotiable and that the Company would consider any customary arrangement to address the Property’s environmental contamination and remediation, including an obligation that the Company retain all liabilities and responsibility for the remediation, a purchase price reduction if the Company did not retain all such liabilities and responsibility, as well as other arrangements to address any unique concerns of a buyer. The Company has taken each of these actions in response to changes in circumstances during the Sales Period, without interruption, despite numerous unanticipated and unavoidable delays in the remediation caused by events beyond the Company’s control, including protracted negotiations with the Property’s former owner and multiple regulators exercising jurisdiction over the proposed remediation.

April 26, 2012 Page 4

Accordingly, the Company believes the circumstances of the sale of the Property in 2007 were consistent with Example 10 of ASC 360-10-55-46. The Company was committed to a plan to sell the Property in its present condition. Under the Purchase Agreement, the purchaser required the Company to remediate contamination on the Property that was not known to exist before the Company committed to the plan to sell the Property. The Company initiated actions to remediate the Property and believed that satisfactory remediation was probable.

At all times since the termination of the Purchase Agreement in 2008, the Company believes that the circumstances of the sale of the Property have been consistent with Example 11 of ASC 360-10-55-48. Since 2008, the Company actively has searched for a buyer of the Property in its current condition at a price the Company believed was reasonable while continuing its efforts to remediate the Property with the approval and/or cooperation of regulators and the former owner of the Property. In response to deteriorating real estate market conditions, the Company reduced the listing price at least annually from 2007 until real market conditions and the environmental remediation outlook had improved in 2012. The listing prices during this period are as follows:

•	September 2007 (initial listing price): $3.8 million
•	November 2008: $3.5 million
•	November 2009: $3.3 million
•	November 2010: $3.2 million
•	May 2011: $2.56 million
•	February 2012: $2.95 million

In addition, as contemplated by the ACOs described above, the Company has initiated actions to cooperate with the Study, and the Company believes that satisfactory remediation of the contamination by the former owner is probable as a result of the EPA’s involvement. The Company continues to actively market the Property at a reasonable price given the change in market conditions and, as described in Item 5 of the Company’s letter to the Staff dated March 5, 2012, the Company believes that the criteria in ASC 360-10-45-9 have been met.

2.	As a related matter, you state that, as of January 31, 2011 and as of October 2011, you continued to have on-going communications with a potential buyer. Please tell us whether this is the same buyer referenced above. Please further clarify the nature of these discussions as they appear to have continued over a significant period of time without resulting in a purchase commitment. We note that you also “continued to actively attempt to locate a buyer” and that you “engaged a commercial broker to locate a buyer” at each of the above dates. Tell us whether you received any offers over the period and quantify any such offers, if applicable.

April 26, 2012 Page 5

Response: As described in the Company’s response letter dated March 5, 2012, management had and continues to have ongoing communications with a potential buyer of the Property as of January 31, 2011 and October 28, 2011. This potential buyer (the “Potential Buyer”) is not the contract purchaser who terminated the Purchase Agreement with the Company, as discussed in Item 1 above.

The Potential Buyer, which operates on property adjacent to the Property, continues to express a serious interest in the Property and indicates that its acquisition of the Property is contemplated by the Potential Buyer’s long-term development plans. Discussions with the Potential Buyer have continued over a significant period of time as a result of two principal factors. First, the Potential Buyer did not want to enter into an agreement to purchase the Property until there was greater certainty regarding the scope of the environmental contamination and the nature and extent of the required remediation. As described above in Item 1, this factor has been mitigated with the EPA’s involvement and the issued and contemplated ACOs. Second, the Company understands that the Potential Buyer may not have immediate access to sufficient funds to purchase the Property. To address this factor, the Company is exploring alternative financing arrangements with the Potential Buyer to facilitate a timely purchase of the Property.

Other than the transaction contemplated by the Purchase Agreement, the Company has received three offers to purchase the Property, but the interested parties did not purchase the Property because of their stated unwillingness to acquire contaminated property.

3.	Finally, you state that the property was appraised at a market value of $2,750,000 in March 2010 “based upon the hypothetical condition that the property is not contaminated.” As you spent only $15,000 on environmental remediation efforts in fiscal 2012, it appears that these efforts have been completed. However, based upon discussions with the commercial broker, you indicate that management continues to believe that the environmental issue is the largest impediment to attracting a buyer. Please further explain the current condition of the property. In addition, the property was listed at $3.2 million at January 31, 2011 (above the appraised market value previously referenced) and you state that management believes that a reduction of listed sales price would not likely attract more buyer interest since they are currently advising potential buyers that the price “is open for negotiation.” It appears, from this statement, that you have received no bids of any kind on the property. Please advise as to whether this is the case. In view of the combined impact of all of these factors we are not persuaded, from the facts presented to date, either that the property is being marketed for sale at a price that is reasonable in relation to its current fair value and/or that carrying value of the property is fully recoverable. Please provide us with the supplemental information requested above and any other available documentation or supplemental information that will further support your accounting conclusions. In addition, please describe the current status of your efforts to sell the property as of the most recent practicable date. We may have further comments upon review of your response.

Response: As described in Item 1 above, actual cleanup efforts have not yet begun; rather, it is expected that this remediation will be completed by the former owner of the Property under the issued and contemplated ACOs after the EPA’s approval of the Study. The Company believes that the former owner will complete the remediation because it is financially capable and because of the EPA’s ability to take unilateral administrative action and/or judicial action to require that the remediation be undertaken by one or more of the former or current owners of the Property.

April 26, 2012 Page 6

The expenses incurred by the Company in fiscal 2012 are related to continued monitoring and reporting activities.

The Company believes that the $3.2 million sale price for the Property as of January 31, 2011 was reasonable in relation to its then-current fair market value. This price assumed that the Company would retain all liabilities and responsibility for the remediation. After consultation with the Company’s commercial broker, the Company believes that the largest impediment to attracting a buyer is the environmental condition of the Property. Thus, the Company believes that any sale likely would be negotiated to address a buyer’s particular concerns regarding the Property’s environmental condition, including a negotiated price reduction if the Company did not retain all liabilities and responsibility for the remediation. The Company believes that the $3.2 million price was a reasonable listing price because it allowed the Company to have a flexible negotiating strategy (i.e., the Company might retain all environmental liabilities and remedial obligations or agree to a price reduction) and reflected an improved real estate market since the March 2010 appraisal. Furthermore, the Company did not believe that a reasonable listing price reduction would generate additional buyer interest because any sale likely would be negotiated to address a buyer’s particular concerns regarding the Property’s environmental condition.

As of the date of this letter, the Company is engaged in discussions with the Potential Buyer and the price for the Property is listed at $2.95 million. The Company continues to believe that this $2.95 million price is a reasonable listing price because it allows the Company to have a flexible negotiating strategy (i.e., the Company could retain all environmental liabilities and remedial obligations or agree to a price reduction) and it reflects an improved real estate market since the March 2010 appraisal.

Additionally, we acknowledge that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
o	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficiently detailed for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Very truly yours,

/s/ Kevin J. Purcell

Kevin J. Purcell
Executive Vice President and Chief Financial Officer

cc:   Kristin Shifflett, Division of Corporation Finance